EXHIBIT 99.4

KPMG LLP
Chartered Accountants	Telephone	(403)691-8000
1200 205 - 5th Avenue SW	Fax	(403)691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Board of Directors
Agrium Inc.

We consent to the use of our report dated February 9, 2005 included in this annual report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Alberta
February 14, 2005